GIFT CARD DIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

March 11, 2009

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:  GIFT CARD DIGEST CORP.
     REGISTRATION STATEMENT ON FORM S-1 AMENDMENT 1
     FILED MARCH 7, 2009
     FILE NO. 333-156942

Dear Mr. Owings:

Pursuant to your comment letter dated February 19, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 1 and keyed our answers for your review.

In the future, we would appreciate your faxing any comment letters to (954) 974-5720 in order to expedite our responding in a timely manner.

Registration Statement on Form S-1
----------------------------------

General
-------

Question 1:

          We note that your President, Tammi Shnider, is the daughter of Steve and Judith Adelstein. We also note that Steve Adelstein is the sole shareholder, officer and director of TheWebDigest Corp. and that Judith Adelstein is the sole officer, director and shareholder of the BuyRite Club Corp. and Tammi Shnider owns 10.5% of the outstanding stock of BuyRite Club Corp. In addition, The Gift Card Digest Corp., BuyRite Club Corp. and TheWebDigest Corp. are each newly formed entities that are in the development or initial, stages of operations, have received no revenue, have incurred net losses, have no full-time employees beyond their sole officer and director, have similar offering terms and have paid no compensation. We also note that a Steven Adelstein is the CEO of Information Architects, who is not current in its reporting obligations.

          Please advise us of any additional relationships you or other affiliated persons may have with any other public company currently or in the past.

          In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

Answer 1:

          This answer is quite complex and when it comes to Gift Card Digest Corp., the answers are direct and when it comes to other matters that were asked, the answers are being presented to the best of my knowledge.

          I, with my family, live in Wellington, Palm Beach County, Florida and my father and mother reside in Parkland, Broward County, Florida. Both individual households are independent and I am not privileged to all information of my various family members.

          My father (Steven Adelstein) has been an entrepreneur and venture capitalist in microcap companies (both private and public) for over 30 years. He started his career in the 70's as a certified public accountant and has used that knowledge to expand his interests in developing small companies. He has preached to family members, friends, associates and me for decades that startup and small entities are the backbone of our capitalistic society.

          a. TheWebDigest Corp. was in development for an excess of five (5) years primarily conceived because my grandmother was diagnosed as a diabetic and she could not find a website that provided information specifically pertaining to diabetes. My father developed the concept of owning many domain names that were specific on these subject matters having the business potential of expanding to many subject areas.

               In late 2007, my father was convinced that the normal conventional financing for startup and development companies were becoming strained and difficult to achieve and came to the conclusion that a public offering was a viable alternative for this type of investment. Additionally, the public entity could be utilized to assist in funding growth and progress as required from time to time in a timely manner. During these present economic times, it is quite difficult for small development stage companies including, but not limited to, Gift Card Digest Corp. to obtain conventional financing from institutional lenders and venture capitalists.

          b. The same economic scenario (as stated in number 1 above) was the basis of my mother forming BuyRite Club Corp. based on the original concept of "COSTCO" on the internet offering consumers discounts (rebates) at over 750 merchants. I, following the development of this concept and website, made a business decision to invest and become a major shareholder (presently owning 10.5% of the outstanding common shares).

               My mother (Judy Adelstein) in formulating her concept utilized services of many consultants including my services in the legal field. If given the opportunity, I would invest both time and funds into many of our family endeavors, but unfortunately, I am not granted that opportunity on many situations. My mother did grant me the opportunity on BuyRite Club Corp. and I took advantage of same.

          c. As mentioned above, my father invests in many small companies, one of which was Information Architects Inc. (IACH) several years ago. He accumulated a large common share position and in early 2007, IACH was not current with the Securities and Exchange Commission which ultimately caused the delisting on the OTCBB. Because of his equity interest and dissatisfaction with the company's lack of progress, he became an officer and director in the latter part of 2008 to improve the realization of shareholder value. Currently, I am told he does not take any cash, remuneration and is settling liabilities so that shareholders (including himself) can have some form of valuation.

     2. I have additional relationships with other public companies either directly or indirectly through family members and /or affiliates as defined by the Securities and Exchange Commission.

          a. I have an equity interest in BuyRite Club Corp. as described above.

          b. My husband and I with our minor children have common shares of IACH that were acquired prior to my father becoming an officer and director. Please note that IACH was a prominent South Florida entity whereby thousands of individuals knew of the company and some of which became shareholders. Our last purchase of common shares was in June of 2008 whereby I was dollar-averaging down at the time. I have been requested to perform professional services for issuance of common shares which, to date, had declined the offer.

          c. Over the years, I have performed services (legal in nature) for family members including my father and mother and ultimately I expect to receive some common shares or cash remuneration as solely determined by those family members in the future.

          d. To the best of my knowledge, I comply with the rules and regulations of the Securities and Exchange Commission as it pertains to ownership in public entities.

     3. Gift Card Digest Corp. is not a blank check company as defined in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity. To the contrary, the concept was developed over an 18-month period having the streamline basis of offering consumers over 100 different gift cards from one (1) website having free shipping and customer service.

          a. As a stay-at-home mom (after my brief sabbatical from my legal profession), I wanted to create a web-based business and looked at many alternatives. Upon choosing the concept of offering gift cards on the web, I sought out the advise from many including family members. The difficulties of starting any business creates a learning curve and we had to obtain gift cards, develop web sites and many other facets before the company could be formed.

          b. Rule 419 of Regulation C does not apply to Gift Card Digest Corp. because we are definitely not a blank check company. We have filed, our form S-1, with the Securities and Exchange Commissions to best fulfill managements marketing, expansion and funding commitments. Our web site is substantially developed including the various alternatives the consumer has on acquiring gift cards.

Question 2:

          Your disclosure that your auditors have issued a going concern opinion does not refer to you, but to "Buyrite Club Corp." Please revise.

Answer 2:

          We revised as requested.

Questions 3:

          It appears you have filed a cover page on page one, followed by a portion of Form S-l on page two. Please revise or advise. Also, please limit your prospectus cover page to one page. Please refer to Item 501 of Regulation S-K.

Answer 3:

          We revised as requested.

Question 4:

          We note your statement in the first paragraph on page three that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board. Please revise your disclosure to indicate that there is no assurance that a market maker will be obtained, and please disclose that you will file a post-effective amendment to reflect the change to a market price if your shares begin trading on a Market or an exchange.

Answer 4:

          We revised as follows.

          There is no assurance that a market maker will be obtained, and if obtained, that our application will be accepted by FINRA.

          Upon our securities becoming effective with the Securities and Exchange Commission, we will file a post-effective amendment to reflect the change to the market price if our shares begin trading on a market or an exchange.

Summary of Our Offering, page 4
-------------------------------

Question 5:

          We note your statement in this section and on page two of your prospectus that the estimated expenses for this offering are $5,000.

          However, under your Other Expenses of Issuance and Distribution section you estimate that the estimated expenses for this offering are $1,000. Please revise or advise.

Answer 5:

          We changed the amount to correctly disclose that the $5,000 was accurate.

Question 6:

          We note your statement in the first full paragraph on page 5 that states "[t]he selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. If in your use of "selling security holder" you mean the company, please revise your disclosure to refer to the company. Alternatively, if the "selling security holder" is someone other than the company, please clarify who mean by "selling security holder" and why you are referring to them in this instance.

Answer 6:

          We revised our disclosure as suggested.

Summary Information About Gift Card Digest Corp., page 5
--------------------------------------------------------

Question 7:

          Please briefly discuss in this section and in more detail in your Business section how you intend to generate revenues. In this regard, please quantify your reference to "percentage of savings" and provide details regarding the operation of your membership club. Also, provide the current status of the "...over 100 gift cards from having name brand merchants..." that you intend to have available and your relationship with BSP Rewards, Inc.

Answer 7:

          We revised the disclosure as follows:

          a. We have assembled an assortment of gift cards to be displayed and sold on one (1) website (www.giftcarddigest.com) to attract consumers that desire to buy a multiple selection of gift cards having the ease of using one website, one (1) shopping cart and one (1) credit fulfillment. We have an agreement with BSP Rewards Inc. to supply the various gift cards, fulfilling the shipping and handling and providing to us the back office administrating and accounting function required for this process. We obtained our revenues from the various arrangements with the various gift card providers whereby we share in the percentage of discounts with BSP Rewards Inc. as our agreement provides.

          b. As a result of our agreement with BSP Rewards Inc., we can concentrate on our marketing efforts to attract consumers rather than the normal operating functions of obtaining gift cards from various distributors and merchants, shipping and handling, inventory and inventory maintenance and the accounting function. In essence, when the consumer requires gift cards from us, we share with BSP Rewards Inc. 50% of the rebates earned on the sale of said gift cards. For example, if we sell to a consumer various gift cards that total $500, we should average a 5% rebate generating the $25 total commission. We then deduct the actual shipping and handling cost (free to the consumer) estimated at $3.50, the remainder of $21.50 would be split equally ($10.75 to each) between BSP Rewards, Inc. and Gift Card Digest Corp. The amount rebated to us of $10.75 for this illustration-only purpose only would equate for financial presentation as our gross profit before operating costs.

Risk Factors, page 6
--------------------

Question 8:

          We note that your final risk factor on page 13 included a caption, but no further discussion of the risk. Please revise or advise.

Answer 8:

          We relocated this risk factor heading to better disclose.

Note 6 Related Party Transaction, page F-l2
-------------------------------------------

Question 9:

          We note your disclosure of certain related party transactions including an agreement to acquire the intellectual property associated with www.giftcardigest.com and the sale of shares to your sole officer and director Tammi Shnider. Please disclose, in an appropriate section of your filing, the information required by Item 404 of Regulation S-K or advise why you are not required to do so. Please refer to Item 404 of Regulation S-K and Form S-1.

Answer 9:

          We included our revised disclosures under the caption of "Intellectual Properties" as follows:

          We acquired the intellectual properties from a related person (Steven Adelstein - Nominee) the father of our sole officer and director. The approximate value of this related party transaction was $6,000. The purchase price included the acquisition of the domain name (www.giftcarddigest.com) and all rights, title and interest to the intellectual property related thereto. In accordance with Item 404 of Regulation S-K, this transaction did not exceed $120,000, yet it was material to our company. The seller was paid a gross amount of $6,000 and therefore was responsible to pay any and all third parties at November 20, 2008.

Recent Sales of Unregistered Sale of Securities, page II-1
----------------------------------------------------------

Question 10:

          Please revise to indicate the exemption from registration claimed with respect to the November 2008 offering and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Answer 10:

          We included our revised disclosures as follows:

          On November 18, 2008, GIFT CARD DIGEST CORP. issued 9,000,000 shares of common stock to one (1) shareholder (including 3 minor children) for consideration of $.001 per share as outlined below.

          9,000,000 shares were issued to Tammi Shnider (our sole officer and director) in reliance upon exemption contained in Section 4(2) of the of 1933 and the shares issued bare a restrictive legend. Tammi Shnider was the founder of Gift Card Digest Corp.

          No such issuance of the 9,000,000 shares involved the use of the underwriter, no advertising or public solicitation was involved, the securities bare restrictive legend and no commissions were paid in connection with the issuance of any of the securities.

Exhibits, page II-1
-------------------

Question 11:

          Please file as an exhibit the form of subscription agreement that you used in the private offering that took place on November 18, 2008 and a copy of the subscription agreement that you intend to use for this offering. If you will use the same subscription agreement form that you used in your November 18, 2008 sale, please state so in your response and file a copy of the subscription agreement form.

Answer 11:

          We filed exhibit 10.3 to disclose the subscription agreement form dated November 18, 2008.

Question 12:

          Please file as an exhibit are opinion of counsel as to the legality of the securities being registered. Please see Item 601 of Regulation S-K.

Answer 12:

          We listed as exhibit 5.1 to disclose the Opinion of Council to be filed by amendment.

Item 17. Undertakings, page II-2
--------------------------------

Question 13:

          Please revise your undertakings to match the language set forth in
          Item 512 of Regulation S-K. Also, it appears you have included undertakings applicable to an offering that relies on Rule 430A. As it does not appear you are relying on Rule 430A, please revise this section to include the applicable undertakings. Please see Item 512 of Regulation S-K.

Answer 13:

          We revised and disclosed as follows:

          Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant acknowledges that:

     o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Tammi Shnider
-----------------------------------------------------------------------------
Tammi Shnider, Chairman, President, Secretary and CFO of Gift Card Club Corp.

Cc: Robert W. Errett, Staff Attorney

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